May 4, 2023

VIA EDGAR

Ms. Brittany Ebbertt
Ms. Christine Dietz
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Tremor International Ltd.
       Form 20-F for the year ended December 31, 2022
       Filed March 7, 2023
       Form 6-K Submitted March 7, 2023
       File No. 001-40504

Dear Ms. Brittany Ebbertt and Ms. Christine Dietz:

Tremor International Ltd. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 21, 2023, relating to the aforementioned Form 20-F and Form 6-K. For reference purposes, the text of your letter dated April 21, 2023, has been reproduced herein (in bold), with the Company’s response below your comment.

Form 6-K Submitted March 7, 2023

General

1.
Your response to prior comment 8 indicates that CTV spend and PMP spend represent sales in the Connected TV and private marketplace markets; however, you also note that they are non-GAAP measures that are derived from Contribution ex-TAC.  As Contribution ex-TAC is a profit measure that is derived from GAAP gross profit it is unclear how "spend", a sales measure, is derived from Contribution ex-TAC. Please advise. Also, as previously requested, please provide us with your proposed disclosures.

May 4, 2023

Response:

The Company respectfully acknowledges the Staff’s comment.  In response, the Company wishes to clarify that CTV spend and PMP spend is originally derived from reported revenue, the most directly comparable IFRS measure to “spend.”  Accordingly, the Company proposes to add the following reconciliation table to its future filings, as relevant:

Revenues attributable to CTV (IFRS) - $_____
       CTV media cost (“traffic acquisition costs” or “TAC”) (a) - ($______)
Spend attributable to CTV, or “CTV Spend” (non-IFRS) - $________

(a)	Represents the costs of purchases of impressions from publishers on a cost per thousand impression basis in our CTV activities.

The Company will add the same reconciliation table for PMP spend.

If you have any questions or comments, please do not hesitate to contact me directly at Sagi Niri at sniri@tremorinternational.com or arothstein@tremorinternational.com.

Very truly yours,

Tremor International Ltd.

/s/ Sagi Niri
Sagi Niri
Chief Financial Officer

Copy to:
Ofer Druker, Tremor International Ltd.
Amy Rothstein, Tremor International Ltd.
James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP
Christina F. Pearson, Pillsbury Winthrop Shaw Pittman LLP
Sarit Nethanel, Somekh Chaikin, a Member Firm of KPMG International